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                                   Exhibit 20

                                                  FOR IMMEDIATE RELEASE:

                                                  COMPANY CONTACTS:
                                                  John E. Urheim
                                                  Chief Executive Officer
                                                  Atrix Laboratories, Inc.
                                                  (970) 482-5868
                                                  www.atrixlabs.com
                                                  -----------------

                                                  Investor Relations Contacts:
                                                  Keith Lippert
                                                  Lippert/Helishorn & Associates
                                                  (212) 838-3777
                                                  @lhai.com

   BLOCK DRUG CORPORATION TO MARKET ATRIDOX(TM) PERIODONTAL THERAPY IN CANADA

    ATRIX TO PURSUE OTHER MARKETING OPPORTUNITIES FOR ATRIDOX(TM) IN EUROPE

FORT COLLINS, COLO., SEPTEMBER 15, 1997 - ATRIX LABORATORIES, INC. (NASDAQ:
ATRX), announced today that its strategic partner, Block Drug Corporation (Nasdaq: BLOCA), has elected to exercise its option to market ATRIDOX(TM), a subgingival anti-infective treatment for periodontal disease, in Canada. The company also announced that, after jointly reviewing Block's European marketing operations, it was agreed Atrix would pursue other distribution channels in Europe.

         "We are pleased with Block's decision to add ATRIDOX(TM) to the growing list of serious dentistry products they are marketing in Canada," said John Urheim, vice chairman and chief executive officer of Atrix. "Today's announcement follows Block's Canadian launch last week of Atrix's first product, the ATRISORB(R) Barrier for Guided Tissue Regeneration."

         Peter Mann, President of Block U.S. said, "Our deal with Atrix in the U.S. and Canada is an important element in our mission of becoming the major marketer of high technology products to the dental profession."

         With regard to Europe, Block's decision to let its option lapse was based on a joint analysis of Block's European marketing operations which concluded that its affiliates were not in a position to take full advantage of the Atrix product line at this time. The first product, ATRISORB(R) Barrier for Guided Tissue Regeneration ("GTR"), which received FDA approval in March, 1996, is currently marketed in the U.S. and 16 foreign countries. ATRIDOX(TM), the





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subject of a New Drug Application submitted in March, 1997, is expected to be launched it he U.S. in 1998.

         "In light of the decision not to proceed in Europe, Atrix is evaluating a number of distribution alternatives, including establishing our own European detail force, entering into a marketing alliance with a major European company, establishing a series of independent dental distributors, or some combination of these approaches," said Urheim.

         In December, 1996, Atrix entered into an agreement with Block Drug Corporation which includes potential milestone payments in excess of $50 million to Atrix over the next three to five years. Atrix will also receive manufacturing margins and royalties on sales of North America marketing rights to the first three Atrix products for the treatment of periodontal disease.
The company reported its first milestone payment of $7 million during the first quarter of 1997.

         Headquartered in Jersey City, New Jersey, Block Drug Company, Inc., is an international marketer and manufacturer of denture care products, dental products, proprietary over-the-counter medicines and specialty household products. Among the Company's well-known oral healthcare brands are the Polident(R) line of denture cleaners, the Sensodyne(R) line of desensitizing toothpastes, and Poli-Grip(R) brand denture adhesives.

         Atrix Laboratories, Inc. develops, manufactures and markets dental, medical and veterinary products based on its proprietary ATRIGEL(R) biodegradable polymeric technology.

         Forward-looking statements in the release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the company's accounting policies and other risk factors detailed in the company's SEC filings.

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